Hudson La Force III Sr. Vice President & Chief Financial Officer T +1 410.531.8730 Hudson.la.force@grace.com W. R. Grace & Co. 7500 Grace Drive Columbia, MD 21044

September 28, 2015

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Pamela Long, Assistant Director, Office of Manufacturing and Construction

Re: GCP Applied Technologies Inc.
Form 10-12B
Filed August 5, 2015
File No. 001-37533

Ladies and Gentlemen:

Thank you for your letter dated September 1, 2015, regarding the review of the GCP Applied Technologies Inc. (“GCP,” “we” or “our”) Form 10-12B (the “Form 10-12B”), by the Staff (the “Staff,” or “you”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”). Our executive team and disclosure committee have considered your comments and set forth below are our responses. We appreciate the opportunity to work with you to improve our disclosure.

For your convenience we have reprinted your comments in italicized text below, immediately followed by our response in normal text. GCP is filing via EDGAR Amendment No. 1 to the Form 10-12B (“Amendment #1”). In addition to the EDGAR filings, we are delivering a hard copy of this letter, along with three copies of Amendment #1 marked to indicate changes from the version of the Form 10-12B filed on August 5, 2015. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”), as filed via EDGAR submission concurrently with this letter and dated September 28, 2015.

General

Comment 1

Please supplementally advise us whether there are any fractional shares of Grace stock outstanding, and if so, how fractional shares will be treated in your pro rata, one-for-one distribution.

Response 1

We advise the Staff that there is one fractional share of W. R. Grace & Co. ("Grace") common stock held in a grantor trust established by Grace pursuant to the terms of certain employee benefit plans.  The fraction of a share is beneficially owned by Grace and will be canceled prior to the record date for the distribution of GCP common stock to Grace stockholders.  As a result, we do not anticipate that any fractional shares of Grace common stock will be outstanding as of the record date for the distribution.

Comment 2

Please provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Response 2

The financial statements and related disclosures included in the Information Statement have been updated to comply with the guidance outlined in Rule 3-12 of Regulation S-X. We will continue to update the financial statements and related disclosures in subsequent amendments to comply with the guidance in Rule 3-12 of Regulation S-X.

Comment 3

Please revise the notes to your financial statements to provide the disclosures required by ASC 855-10-50-1.

Response 3

We have updated our disclosure in Note 1 to each of the annual (page F-12) and interim (page F-46) financial statements to include the date though which subsequent events have been evaluated as required by ASC 855-10-50-1.

Exhibit 99.1
Cautionary Statement Concerning Forward-Looking Statements, page 1

Comment 4

Please note that you cannot claim the protections of the safe harbors for forward-looking statements contained in Section 27A of the Securities Act, as this filing is not being made under the Securities Act, or Section 21E of the Exchange Act, as you are not currently subject to the reporting requirements of that Act.

Response 4

We have revised the paragraph under the caption "CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS" on page 1 to eliminate references to the protections of the safe harbors for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.

Industry Data, page 2

Comment 5

Please revise your statement that industry data included in this information statement, and estimates and beliefs based on that data, may not be reliable. Please note that you are responsible for the accuracy of the information in your filings.

Response 5

We have revised our disclosure on page 2 to eliminate the statement that industry data included in the Information Statement, and estimates and beliefs based on that data, may not be reliable. We acknowledge that GCP is responsible for the accuracy of the information set forth in its filings.

Summary, page 3

Comment 6

Please revise here or in your Questions and Answers to discuss your plans to distribute the proceeds of the debt arrangements you will enter into prior to the spinoff to Grace, and the amount of that cash distribution. We note the sixth bullet under the heading Risks Related to Our Business on page 6.

Response 6

We have updated our Question and Answers disclosure to discuss our plans to distribute a portion of the proceeds of the debt arrangements prior to the separation on page 10.

Comment 7

Please discuss the cost of the spin-off transaction and which entity will bear that cost, either under this heading or in your Questions and Answers.

Response 7

We have added a new Question and Answer disclosure to discuss how much we expect the separation to cost and which entity will bear that cost on page 10.

Comment 8

You state that you hold global and regional leadership positions in each of your businesses. When you discuss your position in various markets, please clarify what metrics you use to determine your position. Please also clarify which regions you hold leadership positions in, and how these leadership positions are defined.

Response 8

We have updated our disclosure on page 4 to clarify sales as the metric we use to determine segment position and have removed the references to regional positions.

Risks Factors, page 13

Following the separation, the Company will have debt obligations that could restrict our business … page 15

Comment 9

Please revise to discuss the risks associated with your distribution of the proceeds of the debt that you discuss here to Grace, including the impacts that this may have on your ability to repay the debt and your liquidity.

Response 9

We have updated our risk factor on page 16 to include the amount of the debt proceeds that are expected to be distributed to Grace prior to the separation.

Selected Historical Combined Financial Data of GCP, page 25

Comment 10

Please present pro forma earnings per share.

Response 10

We have updated the Selected Historical Combined Financial Data table on page 26 to include pro forma shares outstanding. We will update pro forma per share amounts in a subsequent amendment to the registration statement.

Unaudited Pro Forma Combined Financial Statements, page 26

Comment 11

We note that you have not completed your pro forma financial statements. We remind you that when you provide completed pro forma financial statements we will need sufficient time to review them and may have additional comments. We also remind you that you should disclose the nature and amount of each pro forma adjustment and provide sufficient information for a reader to understand how each adjustment was calculated. On a preliminary basis, please address the following:

•	Prepare and present both your annual and interim unaudited pro forma combined statements of operations as though the distribution occurred on January 1, 2014;

•
Disclose and discuss the specific nature of all assets and liabilities to be transferred by Grace that were not included in your historical financial statements and more fully explain why they were not included and why they are being transferred;

•	Disclose and discuss the terms of the Transition Services Agreements and any other material agreements that may impact your operations subsequent to the separation; and

•	If you expect to incur any variable rate debt in connection with the separation, disclose the impact of a fixed change in interest rates on your pro forma results.

Response 11

We acknowledge the Staff's comments regarding sufficient review time and disclosure. The pro forma combined statements of operations will be prepared as though the separation occurred on January 1, 2014, and we have updated that disclosure on page 27. We will update the other disclosures in a subsequent amendment to the registration statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Comment 12

Please revise to include management’s views regarding the trends and uncertainties that have had or that you reasonably expect will have material impacts on your results of operations. Please see Section III.B.3 of SEC Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K and revise your disclosure accordingly.

Response 12

We have updated our disclosures in MD&A to more clearly indicate our views regarding material trends and uncertainties.

Comment 13

Please revise to discuss the fluctuations in the costs of raw materials from period to period and your ability to pass along these costs, as well as the impact on your results of operations.

Response 13

We have updated our disclosure on pages 41, 45 and 49 to quantify the impacts of fluctuations in the costs of raw materials on our operating results and to discuss GCP’s ability to pass along these costs to customers.

Non-GAAP Financial Measures, page 31

Comment 14

We note you define segment gross margin to be gross margin adjusted for pension-related costs included in cost of goods sold. Given the modification, please consider revising the name of your measure to clearly indicate it is not gross margin.

Response 14

We have renamed our non-GAAP financial measure "Adjusted Gross Margin" to clearly indicate it is not gross margin.

Results of Operations, page 32

Comment 15

Please revise your disclosures related to your operating segments to address the following:

•	Quantify the impact of and more explain the facts and circumstances related to the reclassification of certain expenses from cost of goods sold to operating expenses in SCC;

•	Quantify the impact of and more explain the changes to your channel partner strategy and business model in SBM; and

•	Quantify the impact of acquisitions.

Response 15

•
We have updated our disclosure on page 45 to quantify the impact of and explain the facts and circumstances related to the reclassification of certain expenses from cost of goods sold to operating expenses in SCC.

•	We have updated our disclosure on page 46 to quantify the impact of and explain the changes to our channel partner strategy and business model in SBM.

•	We have updated our disclosure on pages 44 and 46 to quantify the impact of acquisitions.

Financial Condition, Liquidity and Capital Resources, page 51

Comment 16

We note your disclosure on page 10 that you intend to enter into new financing arrangements in anticipation of the distribution. We also note your intention to pay Grace a dividend. Please revise your disclosures to address the impact of the anticipated increase in debt on your future liquidity, including the potential risks and consequences of such debt.

Response 16

We have updated our disclosure on page 52 to address the anticipated increase in debt related to the separation.

Cash Resources and Available Credit Facilities, page 51

Comment 17

Given the significance of your foreign operations, please enhance your liquidity disclosures to quantify the amount of foreign cash and cash equivalents as of December 31, 2014 and March 31, 2015 and address the potential impact of having cash outside the United States on your liquidity.

Response 17

We have updated our disclosure on page 52 to quantify the amount of foreign cash and cash equivalents as of December 31, 2014, and June 30, 2015, and address the potential impact of having cash outside the United States on our liquidity.

Quantitative and Qualitative Disclosures about Market Risk, page 60

Comment 18

Please revise to include the quantitative information called for by Item 305(a) of Regulation S-K with regard to your currency hedging instruments. In addition, please clarify whether you use instruments to hedge raw material and energy costs, as implied by the final sentence under Commodity Price Risk, and if so, please provide the quantitative disclosure called for by Item 305(a) of Regulation S-K.

Response 18

We supplementally advise the Staff that all material currency, commodity and interest rate derivatives are held by Grace, are not specifically identifiable to GCP, and have not been included in the carve-out financial statements. GCP may use currency, commodity and interest rate hedges after separation. We have revised the disclosure on page 62 to clarify these points.

Properties, page 71

Comment 19

Please revise your chart to clearly indicate which properties are owned and which are leased. Please refer to Item 102 of Regulation S-K.

Response 19

We have revised our disclosure on page 74 to clearly indicate which properties are owned and which are leased.

Legal Proceedings, page 72

Comment 20

We note the disclosure that the ultimate resolution of some of these contingencies could, individually or in the aggregate, be material. Please disclose the information required by Item 103 of Regulation S-K, as applicable.

Response 20

We have revised our disclosure on page 74 to disclose that we do not believe that the ultimate resolution of any of these contingencies is likely to be material to GCP’s financial condition or results of operations.

The Separation and Distribution, page 73

Conditions to the Distribution, page 76

Comment 21

Please disclose how you will communicate any decisions to abandon, modify or change the terms of the distribution to shareholders.

Response 21

We have revised our disclosure on pages 10 and 79 to disclose the notification GCP and Grace will provide should the Grace board of directors determine to abandon, modify or change the terms of the distribution to shareholders.

Combined Financial Statements

1. Basis of Presentation and Summary of Significant Accounting and Financial Reporting Policies, page F-8

Comment 22

For each period annual and interim statements of operations are required, please disclose management’s estimate of what expenses would have been on a stand-alone basis, to the extent practicable, as required by Question 2 to SAB Topic 1:B:1.

Response 22

We acknowledge the Staff’s comment and note that pursuant to Question 2 of SAB Topic 1:B:1, the Staff has required footnote disclosure, when practicable, of “management’s estimate of what the expenses (other than income taxes and interest) would have been on a standalone basis, that is, the cost that would have been incurred if the subsidiary had operated as an unaffiliated entity.” We have considered this guidance, and respectfully advise the Staff that the Company does not believe that disclosure of an estimate of stand-alone basis expenses for GCP is practicable because such amounts would be derived from estimates based on highly subjective and hypothetical assumptions. As discussed in the Basis of Presentation on page F-8: “Management believes such allocations are reasonable. The allocations may not, however, reflect the expense GCP would have incurred as an independent, publicly-traded company for the periods presented. Actual costs that may have been incurred if GCP had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.” We respectfully advise the Staff that we are unable to provide additional financial statement disclosures to quantify the amount of expenses that GCP would have incurred during the historical periods on a stand-alone basis as it is not practicable to do so.

4. Goodwill and Other Intangible Assets, page F-14

Comment 23

Please expand your goodwill roll-forward to include each period required by ASC 350-20-50-1.

Response 23

We have expanded our goodwill roll-forward on page F-15 to include each period as required by ASC 350-20-50-1.

6. Income Taxes, page F-16

Comment 24

Please address the factors that resulted in tax rates in foreign jurisdictions more significantly impacting your effective tax rate in 2014.

Response 24

We have expanded our disclosure on page F-16 to address the factors that resulted in tax rates in foreign jurisdictions more significantly impacting our effective tax rate in 2014.

Comment 25

Please reconcile the disclosure that you have not provided taxes for undistributed earnings of foreign subsidiaries based on your expectation that these earnings will be permanently reinvested by those subsidiaries with the disclosure that Grace intends to repatriate undistributed earnings from certain foreign subsidiaries prior to the completion of the separation.

Response 25

We have updated our disclosure related to unrepatriated foreign earnings on page F-17 to clarify:

•	that GCP had the intent and ability to indefinitely reinvest undistributed foreign earnings as of December 31, 2014;

•	that the decision to repatriate foreign earnings relates solely to the separation transaction;

•
that subsequent to the separation, GCP expects the undistributed prior year earnings of its foreign subsidiaries to remain permanently reinvested except in certain instances where repatriation of such earnings results in minimal or no tax consequences; and

•	that GCP will continually analyze and evaluate its cash needs to determine the appropriateness of its indefinite reinvestment assertion.

7. Pension Plans and Other Postretirement Benefit Plans, page F-20

Multiemployer Plans, page F-20

Comment 26

Please tell us your consideration of disclosing information similar to that required by ASC 715-80-50 regarding the Shared Plans. Additionally, please estimate the mark to market adjustments not allocated to you and any unfunded or underfunded obligations you will assume subsequent to the distribution.

Response 26

We supplementally advise the Staff that in preparing the carve-out financial statements we evaluated each of Grace’s single employer defined benefit pension plans. Plans that are specific to the New GCP business are treated as single employer plans and the carve-out financial statements reflect the funded status, periodic pension expense, and annual mark-to-market adjustments related to these plans. Plans that are shared between GCP and other Grace subsidiaries are treated as multiemployer plans for accounting purposes in the carve-out financial statements. For these plans, the financial statements reflect GCP’s portion of periodic pension expense but do not include the annual mark-to-market adjustment or the pension asset or liability related to these shared plans. We considered additional disclosure requirements required by ASC 715-80-50 and believe that these are generally not applicable.

Historically Grace has managed and accounted for these plans only at the corporate level. We do not determine funded status or contribution requirements at the subsidiary level.

We intend to estimate and include in the pro forma financial statements the pension asset or liability amounts related to GCP’s portion of the shared plans that will transfer to GCP at the time of the separation as well as GCP’s portion of the annual mark-to-market adjustment.

9. Commitments and Contingent Liabilities, page F-27

Comment 27

Please address the need to provide disclosures required by ASC 440-10-50-4.

Response 27

We acknowledge the Staff's comment and supplementally advise the Staff that we have concluded that we do not have any material unconditional purchase obligations that would require disclosure required by ASC 440-10-50-4.

10. Restructuring Expenses and Asset Impairments, page F-29

Comment 28

Please disclose the remaining carrying values of assets you impaired in 2014.

Response 28

We have revised our disclosure on page F-28 to disclose the remaining carrying value of the assets impaired in 2014.

14. Operating Segment Information, page F-35

Comment 29

If applicable, please provide the geographic information for revenues and long-lived assets for each individually significant country as required by ASC 280-10-50-4.

Response 29

We have revised our disclosure on page F-37 to disclose the geographic information for revenues and long-lived assets for each individually significant country as required by ASC 280-10-50-41.

Comment 30

Please explain to us how you considered ASC 280-10-50-40 in your determination that product line disclosures are not required. We note from your disclosures on page four and your product discussions beginning on page 62 that you appear to sell products across multiple product lines.

Response 30

After further consideration of the disclosure requirements in ASC 280-10-50-40, we have updated the operating segment disclosure in the combined financial statements on page F-36 to include sales by product group.

Interim Combined Balance Sheets, page F-43

Comment 31

Please reflect the intended dividend to Grace on a pro forma basis alongside your most recent historical balance sheet as required by SAB Topic 1:B:3.

Response 31

We acknowledge the Staff's comment and will include this information in a subsequent amendment to the registration statement.

As requested by the Staff in the Comment Letter, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (410) 531-8730 or Mr. William Dockman, Grace’s Vice President, Controller, and Chief Accounting Officer, at (410) 531-4558 if you have any questions or comments with respect to this response letter.

Sincerely,

/s/ Hudson La Force III

Mr. Hudson La Force III
Senior Vice President and Chief Financial Officer, W. R. Grace & Co., and
Vice President and Chief Financial Officer, GCP Applied Technologies Inc.